SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

COAST BANCORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

190299107

(CUSIP Number)

February 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 190299107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack C. Wauchope SS# ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 36,300

	6.	Shared Voting Power 6,000

	7.	Sole Dispositive Power 36,300

	8.	Shared Dispositive Power 6,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.48%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Coast Bancorp
(b)	Address of Issuer's Principal Executive Offices 500 Marsh Street, San Luis Obispo, California 93401

Item 2.
(a)	Name of Person Filing Jack C. Wauchope
(b)	Address of Principal Business Office or, if none, Residence 500 Marsh Street, San Luis Obispo, California 93401
(c)	Citizenship United States of America
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 190299107

Item 3.	Not Applicable

Item 4.	Ownership
The following information is provided as of December 31, 2002
(a)	Amount beneficially owned: 42,300
(b)	Percent of class: 6.48%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 36,300
(ii) Shared power to vote or to direct the vote 6,000
(iii) Sole power to dispose or to direct the disposition of 36,300
(iv) Shared power to dispose or to direct the disposition of 6,000

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date
/s/ Jack C. Wauchope
Signature
Jack C. Wauchope.
Name/Title